Medilogistics Corp.

May 21, 2018

VIA EDGAR

United States Securities and Exchange Commission
Attention:  Christina Chalk
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:

DS Healthcare Group, Inc.
Schedule TO-T/A filed on May 10, 2018
Filed by Medilogistics Corp. et al.
File No. 5-86927

Dear Ms. Chalk:

This letter sets forth the responses of Medilogistics Corp. (the “Company”), a wholly-owned subsidiary of Medilogistics LLC (the “Parent”) formed by Fernando Tamez Gutierrez and Miguel Gomez Mont (together, the “Bidders”) to the comments set forth in your letter dated May 15, 2018, with respect to the above-referenced Schedule TO-T/A filed on May 10, 2018.  On May 21, 2018, the Company filed Amendment No. 3 to the Schedule TO-T and provides the following responses to your comments.  For ease of reference, our responses correlate with the Staff’s comments, which we provided immediately preceding the Company’s response.

General

1.

As of the time of this writing, you have not provided a response letter addressing our prior comments by letter dated May 4, 2018, including the first comment asking you to address the applicability of Rule 13e-3 to this Offer.  We continue to believe that Rule 13e-3 applies here, and that the CVR you have added as part of the Offer consideration exacerbates the conflicted nature of this Offer, given Mr. Gutierrez’s current and prior affiliation with the Company as an insider and shareholder and the potential conflicts of interest represented by the Litigation which forms the basis for any potential payment pursuant to the Contingent Value Rights.

Company Response:

The Company acknowledges the Staff’s comment and respectfully restates that Rule 13e-3 does not apply to this offer. To be considered a Rule 13e-3 transaction, there must be a reasonable likelihood or purpose of causing, either:

•

any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Act to be held of record by less than 300 persons; or

•

any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

This Offer causes neither effect. Based information the Company received from DS Healthcare Group, Inc. (“DS Healthcare”) and Kingsdale Advisors (the “Information Agent”), there are less than 300 record holders of the Shares. The registered shareholder list dated May 15, 2018, produced by VStock Transfer, DS Healthcare’s transfer agent, reported 110 shareholders. While the Company has been unable to obtain the DTC participant list from DS Healthcare, the Information Agent was advised by Mediant that it reported ownership by two banks and brokers and by Broadridge Financial Solutions that it reported ownership by forty-seven banks and brokers. Therefore, DS Healthcare has a total of 159 persons who are holders of record. The Company does not believe that there are any other persons holding the shares. Pursuant to CD&I 104.01 of Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, a transaction is not deemed to have “caused” a class of securities to become eligible for termination of registration or suspension of the obligation to report if an issuer was already eligible to terminate the registration under Section 12(g) or to suspend the obligation to report under Section 15(d) since the reduction in the number of security holders would not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A).

Furthermore, this Offer will not cause the equity securities to be de-listed from any national securities exchange, as DS Healthcare Shares were de-listed from Nasdaq Capital Market on March 24, 2017.

For the foregoing reasons, we submit that Rule 13e-3 does not apply to the Offer.

2.

Please tell us in a response letter when and how the initial Offer materials were disseminated and provide the same information as to the revised Offer to Purchase for Cash dated May 9, 2018.

Company Response:

The Company acknowledges the Staff’s comment and notes that the initial Offer materials were disseminated through a summary advertisement in the Investor’s Business Daily on May 30, 2018 pursuant to Rule 14d-4(a)(2)(i).  Further such materials were mailed to all persons requesting a copy of the offer materials pursuant to Rule 14d-4(a)(2)(ii) and were mailed to all beneficial owners through Broadridge Financial Solutions and Mediant. In addition, the Company requested a shareholder list pursuant to Rule 14d-5(e), which it received on May 15, 2018. The revised Offer to Purchase dated May 21, 2018 will be mailed on May 21, 2018 to all holders of record listed on the shareholder list received by the Company and will be mailed to beneficial holders through Broadridge Financial Solutions and Mediant. Accordingly, in connection with the mailing of the second amended and restated Offer to Purchase, the Company has extended the Expiration date to June 5, 2018.

3.

Please file the Contingent Value Rights Agreement referenced in the Offer to Purchase as an exhibit to the Schedule TO.

Company Response:

The Company acknowledges the Staff’s comment and notes that it has filed the Contingent Value Rights Agreement as Exhibit (d)(1)(v) to the Schedule TO-T/A.

4.

In your response letter, please provide your analysis as to whether the CVRs to be issued in exchange for tendered shares in this Offer constitute “securities” within the meaning of Section 2(a)(1) of the Securities Act of 1933.

Company Response:

The Company believes that the contingent value rights (the “CVRs”) described in the Offer to Purchase are not “securities” that would require registration under the Securities Act of 1933, as amended (the “Securities Act”), but instead represent a non-transferable contractual right to receive an amount equal to 80% of any potential proceeds from a malpractice lawsuit that DS Healthcare has brought against third-party defendants.  In prior Staff no-action letters, the Staff has not recommended enforcement action in connection with the issuance without registration under the Securities Act of contractual contingent payment rights possessing the same key characteristics as the CVRs.  The Staff has consistently granted such no-action relief in connection with contractual contingent payment rights in a proposed tender offer or merger if the following factors (which are applicable to the CVRs in this transaction) apply:

•

the rights are an integral part of the consideration to be received in the merger or tender offer and will be granted pro-rata;

•

the rights do not represent any ownership or equity interest and do not carry voting or dividend rights or bear a stated rate of interest;

•

the rights are non-transferable, except by operation of law or by will or intestacy;

•

the rights will not be evidenced by any form of certificate or instrument; and

•

any amount ultimately paid to the selling shareholders does not depend on the operating results of the surviving company or any constituent company to the merger.

See, e.g., the following no-action letters:  Lorimar, Inc. (November 4, 1985); Essex Communications Corp. (June 28, 1988); Slater Development Corp. (April 7, 1988); Minnesota Mining and Manufacturing Company (October 13, 1988); First Boston, Inc. (December 2, 1988); GID/TL, Inc. (March 21, 1989); Genentech Clinical Partners III (April 28, 1989); Quanex Corporation (July 28, 1989); Marriott Residence Inn Limited Partnership (February 20, 2002) and Marriott Residence Inn II Limited Partnership (May 8, 2002).

Staff No-Action Letter Precedents

The Staff has established its position for not requiring registration of contractual contingent payment rights as “securities” in the precedents listed above and described in further detail below.

For example, in Minnesota Mining and Manufacturing Company, supra, the Staff did not require contingent payment rights given as partial consideration for a company acquired in a stock for stock merger to be registered under the Securities Act.  These rights were to be paid in shares of the company’s stock equivalent to fixed monetary amounts the value of which was dependent upon whether the acquired company was able to meet certain revenue targets in the future, and upon the amount of future revenues generated by sales of products developed by the acquired company.  The Staff cited the following facts as being particularly relevant to its decision:  the rights were an integral part of the consideration to be received in the merger; the holders of the rights were to have no rights common to shareholders such as voting and dividend rights; the rights bore no stated rate of interest; the rights were not assignable or transferable except by operation of law; and the rights were not represented by any form of certificate or instrument. These same characteristics apply to the CVRs proposed to be established in favor of DS Healthcare Group, Inc. (“DS Healthcare”) shareholders, as described in more detail below.

Recent Transactions

The criteria established in the Minnesota Mining and Manufacturing Company no-action letter and in the subsequent no-action letters noted above that followed are well-established and have been relied on in recent transactions involving contractual contingent payment rights that were not registered under the Securities Act.  Such transactions include, among others:

•

Mallinckrodt plc’s 2017 acquisition of Ocera Therapeutics, Inc., in which Mallinckrodt agreed to pay Ocera Therapeutics shareholders $1.52 per share in cash, plus one nontransferable contractual contingent value right per share which represented the right to receive one or more payments in cash contingent upon the achievement of certain specified milestones, such as enrollment of patients in clinical trials and the achievement of certain revenue levels relating to a product.

•

Sientra, Inc.’s 2017 acquisition of Miramar Labs, Inc., in which Sientra agreed to pay Miramar Labs shareholders $0.3149 per share in cash, plus a non-transferable contractual contingent value right for each share, which entitled the holder to receive up to an additional $0.7058 per share upon the achievement of certain sales milestones relating to Miramar’s miraDry® System.

•

Grupo Ferrer Internacional, S.A.’s 2016 acquisition of Alexza Pharmaceuticals, Inc., in which Grupo Ferrer agreed to pay Alexza shareholders $0.90 per share in cash, plus one non-transferable contractual contingent value right for each share, which represented the right to receive a pro rata share of contingent payments of up to approximately $32.8 million in the aggregate, upon the achievement of certain licensing payments and revenue milestones relating to Alexza’s product.

•

Gingko Corporation’s 2003 acquisition of Information Resources, Inc., in which Gingko agreed to pay Information Resources shareholders $3.30 per share in cash, plus one contingent value right per share representing the right to receive an amount equal to a portion of potential proceeds, if any, of an antitrust lawsuit.

The Contingent Value Rights

Each of the five factors listed above are applicable to the CVRs in this transaction.  Parent and Purchaser intentionally structured the CVRs to comply with the Staff’s criteria.

As described in more detail in the Offer to Purchase, for each Share tendered in the Offer, a tendering shareholder will receive a CVR representing the right to receive an amount equal to 80% of any potential proceeds from a malpractice lawsuit that DS Healthcare has brought against third-party defendants, without interest thereon and subject to any required tax withholdings.

As previously described, the CVRs described in the Offer to Purchase have the same five essential characteristics the Staff has identified in the no-action letters cited above and we believe were present in the transactions described above:

•

the CVRs will be an integral part of the consideration to be received in the Offer and will be granted pro rata;

•

the CVRs will represent only the right to receive the contingent payments described above and will not represent any equity or ownership in Parent or Purchaser, will not have any voting or dividend rights and will not bear a stated rate of interest;

•

the CVRs will not be transferable except (1) upon death by will or intestacy; (2) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (3) pursuant to a court order; (4) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or (5) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as allowable by the Depository Trust Company;

•

the CVRs will not be evidenced by any certificate or other instrument; and

•

any amounts ultimately paid to the CVR holders is not dependent on the operating results of Parent, Purchaser or DS Healthcare, but rather is dependent upon the result of a malpractice lawsuit that DS Healthcare has brought against third party defendants.

Based on the foregoing arguments presented, we respectfully submit that the CVRs do not qualify as “securities” required to be registered under the Securities Act.

5.

In your response letter, tell us how the CVR complies with the prompt payment requirements of Rule 14e-1(c).  Tell us whether the rights tendering security holders will receive are enforceable immediately after the expiration of the Offer under state law.

Company Response:

The Company acknowledges the Staff’s comment and notes that it believes that the CVR complies with the prompt payment requirements of Rule 14e-1(c). The consideration offered in the Offer consist of two components – cash and a contractual right embodied by the CVR – both of which will be received by a tendering shareholder promptly following the acceptance of the Shares in the Offer. The component of “consideration” represented by the CVRs will be paid in compliance with the prompt payment rule, because the CVRs are not a deferred cash payment to DS Healthcare shareholders, but rather the contractual right to receive cash payments if and only if litigation proceeds are obtained, in accordance with the terms of the Contingent Value Rights Agreement.

Additionally, pursuant to Section 6.6 of the Contingent Value Rights Agreement, the CVRs are governed by Delaware law. Under Delaware law, “a third party beneficiary may recover on a contract made for that third party’s benefit… [t]he creation of third party beneficiary rights requires that the contract confer an intended benefit on the third party, and the conferral of such benefit must be a material part of the contract’s purpose”. Global Energy Finance LLC v. Peabody Energy Corp., C.A. No. 08C- 10-129 RRC, 2010 WL 4056164, at *24-25 (Del. Super. October 14, 2010); see also Insituform of North America, Inc. v. Chandler, 534 A.2d 257, 268-70 (Del. Ch. 1987); Amirsaleh v. Board of Trade of City of N.Y., Inc., C.A. No. 2822-CC, 2008 WL 4182998, at *4-5 (Del. Ch. September 11, 2008). The Contingent Value Rights Agreement meets the standard described in the above cases.

Furthermore, the Company maintains that structuring the Offer into two components of an upfront cash payment and CVRs does not contradict the objectives of Rule 14e-1(c), which was adopted to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time and will not unduly burden either the offeror or its depository in their operations after the termination of a tender offer” (Commission Release No. 34-16384, Nov. 29, 1989). Since the Company will promptly pay the “consideration” by paying the cash amount and entering into the Contingent Value Rights Agreement within two days of acceptance by the Purchaser of the Shares in the Offer, the Offer satisfies the prompt payment rule set forth in 14e-1(c).

6.

We reissue comment 2 in our comment letter dated May 4, 2018.

Company Response:

The Company acknowledges the Staff’s comment, but respectfully disagrees with the need to file a Schedule 13E-3. The Company directs the Staff to the Company’s response to comment number 1 above.

Cover Page

7.

On the cover page and throughout the revised Offer to Purchase, clearly state that tendering holders should not rely on receiving any additional amount by virtue of the inclusion of the Contingent Value Rights in the Offer.

Company Response:

The Company acknowledges the Staff’s comment and notes that it has revised the cover page and the relevant portions of the Offer to Purchase to state that tendering shareholder should not rely on receiving any additional amount by virtue of the inclusion of the Contingent Value Rights in the Offer.

Special Considerations Relating to the CVRs, page 8

8.

Expand here and in the Summary Term Sheet section to provide additional details about any fees or expenses that may be deducted from any CVR payment amount, including the types of fees that could be incurred and their approximate percentage and whether any fees or expenses could be payable to bidders or their affiliates.

Company Response:

The Company acknowledges the Staff’s comment and notes that it has revised the relevant disclosure on page 9 with the following and made conforming changes throughout:

“Parent expects to deduct taxes and legal fees from any CVR payment amount. However, Parent is not in a position to determine the approximate percentages until it is able to review the Litigation and the books and records of DS Healthcare. The Bidders are not receiving any fees, but DS Healthcare will retain 20% of the proceeds of the Litigation, pursuant to the Contingent Value Rights Agreement.”

9.

Expand to provide examples of specific possible scenarios in which “the interests of Parent in any settlement of the Litigation will not necessarily be aligned with the interests of the CVR holders.” Your expanded disclosure should address bidders’ affiliation with DS Healthcare and the possible conflicts that raises with respect to the Litigation and its settlement.

Company Response:

The Company acknowledges the Staff’s comment and revised page 9 with the following:

“For example, Parent, which may need to raise funds to finance the continued prosecution of the Litigation, may prefer to preserve resources and management’s time by settling quickly, even if waiting to settle could result in higher payments to CVR holders.”

Background of the Offer, page 20

10.

Refer to comment 8 in our comment letter dated May 4, 2018.  We note the new disclosure on page 21 that Mr. Tamez “will not pursue” the $500,000 change in control payment under the Performance Agreement.  Clarify though whether he believes he would be entitled to it, such that he could change his mind at a future time.

Company Response:

The Company acknowledges the Staff’s comment and notes that it has revised the relevant disclosure included in the Company’s Offer to Purchase on page 22 with the following:

“Although Mr. Tamez Gutierrez believes that he is entitled to a payment of $500,000 as a result of a change in control, he has currently determined that he will not pursue the payment if the Offer is successful. However, this is Mr. Tamez Gutierrez’s current position and he may determine to pursue payment at a later date.”

The Contingent Value Rights Agreement, page 24

11.

In the fourth full paragraph here, clarify by example some of the kinds of amendments to the CVR Agreement that could be made unilaterally by Parent and how the determination as to adversely affecting the interests of CVR holders would be made, so as to determine which kinds of amendments could be made unilaterally.

Company Response:

The Company acknowledges the Staff’s comment and revised page 25 with the following:

“Examples of amendments to the Contingent Value Rights Agreement that may be made unilaterally by Parent include (i) adding covenants that further protect CVR holders, (ii) curing ambiguities or correcting defective provisions therein, or (iii) adding language necessary to ensure that CVRs are not subject to registration under the federal securities laws.”

Miscellaneous, page 29

12.

Refer to comment 10 in our letter dated May 4, 2018.  You may not limit an offer subject to Rule 14d-10 (as this Offer is) to “U.S. Holders of Shares” only and this reference is inconsistent with the disclosure in the same sentence stating that the Offer is being made to “all holders of DS Healthcare Shares, wherever located.”  Please revise.

Company Response:

The Company acknowledges the Staff’s comment and notes that it has revised the relevant disclosure on page 30 included in the Company’s Offer to Purchase with the following:

“The Offer is being made to all holders of DS Healthcare Shares, wherever located.”

If you have any questions regarding this response, please contact the undersigned at (954) 786-8232.

Sincerely,

/s/ Laurie L. Green
Laurie L. Green